Exhibit 99.1

Alibaba Group Announces June Quarter 2016 Results

Hangzhou, China, August 11, 2016 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended June 30, 2016.

“Alibaba Group had an outstanding quarter. Our results show the scale and leverage of our ecosystem, as we strengthen our competitive positions in core commerce, cloud computing and digital media and entertainment,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “The acceleration of our revenue growth reflects the deep value propositions that we bring to our customers. We are changing the way our 434 million active buyers engage with our platform, as we introduce social, community and personalization driven by smart data into our e-commerce marketplaces, realizing our vision of ‘Live@Alibaba’. We are poised for strong profitable growth into the future.”

“We delivered excellent results this quarter. The 59% revenue growth for the company overall and the 49% revenue growth of our China retail marketplaces represent the highest growth rates we’ve achieved since our IPO,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We passed an important milestone this quarter in achieving higher monetization of mobile users than non-mobile users for the first time, reflecting the success of our strategy to stay ahead of the curve by embracing mobile. As we demonstrate from our segmental disclosure, our results reflect the unrivaled strength of our core commerce business, as well as the accelerating traction we are seeing from our cloud computing and digital media and entertainment businesses.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2016:

•                  Revenue was RMB32,154 million (US$4,838 million), an increase of 59% year-over-year. China retail marketplaces revenue was RMB23,383 million (US$3,518 million), an increase of 49% year-over-year; and mobile revenue of China retail marketplaces was RMB17,514 million (US$2,635 million), an increase of 119% year-over-year, representing 75% of our total China retail marketplaces revenue.

•                  Core commerce earnings before interest, tax and amortization* was RMB16,624 million (US$2,501 million), an increase of 38% year-over-year, representing an adjusted EBITA margin of 61%.

•                  Non-GAAP diluted EPS* was RMB4.90 (US$0.74), an increase of 33% year-over-year.

*                 See the sections entitled “Information about Segment,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

•                  Mobile MAUs in June reached 427 million, an increase of 17 million over March 2016, while annual active buyers on our China retail marketplaces increased to 434 million, a net addition of 11 million annual active buyers from the prior quarter.

•                  GMV transacted on our China retail marketplaces was RMB837 billion (US$126 billion), an increase of RMB164 billion (US$25 billion), or 24% year-over-year, with mobile GMV accounting for 75% of total GMV.

•                  Our cloud computing business continued its rapid expansion, with revenue in this quarter increasing 156% year-over-year to RMB1,243 million (US$187 million). Adjusted EBITA loss narrowed to RMB158 million (US$24 million) this quarter from RMB368 million in the same quarter of 2015.

•                  In this quarter, we commenced segment reporting. The table below sets forth the financial information of our reported segments in the June quarter:

	Three months ended June 30, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	27,241	1,243	3,135	535	—	32,154	4,838

Income from operations	14,682	(439)	(1,853)	(1,572)	(2,004)	8,814	1,326
Add: Share-based compensation expense	1,456	280	334	520	1,104	3,694	556
Add: Amortization of intangible assets	486	1	523	165	76	1,251	188

Adjusted EBITA	16,624	(158)	(996)	(887)	(824)	13,759	2,070
Adjusted EBITA margin	61%	(13)%	(32)%	(166)%		43%

*                 Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

•                  In the June quarter, we repurchased US$2.0 billion of our shares, and the partners of Alibaba Partnership, acting collectively, purchased US$400 million of our shares, in a transaction with SoftBank. Since the September quarter 2015, we have repurchased a total of US$5.1 billion of our shares.

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — adding dimensions from a distribution platform to a highly engaged social commerce platform empowered by data. We continue to add new features, such as “Your Advice Please” and live streaming, to encourage a vibrant interactive community to further enhance user engagement. During June, daily active users launched the Taobao App an average of seven times a day and users posted more than 20 million reviews and comments a day. Our Taobao App had a DAU/MAU ratio of 40% in June, reflecting our focus on providing users with relevant content and personalized recommendations.

In July, Taobao hosted its inaugural Taobao Maker Festival, which focuses on TAO (Technology, Art and Originality) and highlights young entrepreneurs who develop products for a new generation of young consumers who want to shop for things that are innovative, artistic and original.

Tmall — enhancing market-leading position as the first-choice platform for brands. More than 8,700 new branded stores opened on Tmall in the June quarter, including Sunglass Hut, Clé de Peau and Hasbro.

In June, Tmall held the 618 Super Fan Festival, where over 270 brands launched interactive marketing and fan campaigns to reach, educate and engage consumers.

GMV settled through Alipay increased by 70% year-over-year for the handsets category, 67% for fast moving consumer goods (FMCG) and 202% for Tmall Supermarket.

Rural Taobao — enabling rural communities greater access to goods and services. As of the end of the June quarter, we had a presence in over 17,700 villages in China. This coverage has enabled us to help brands, especially global FMCG companies, to distribute products into China’s rural communities.

International — building cross-border linkages that enable international brands to access Chinese consumers. In the June quarter, Tmall Global’s GMV growth exceeded 130% year-over-year, driven by strong growth across categories, including FMCG, digital devices and home appliances. We have also enhanced merchant recruitment efforts in U.S., Europe, Japan, Korea, Australia and New Zealand, particularly in categories of food and personal and health care.

Cloud Computing

Paying customers grew to 577,000, driving revenue growth to 156% year-over-year while narrowing losses. Alibaba Cloud launched 319 new products and features in the June quarter, including key products enhancing storage, big data and security offerings for our customers.

In the June quarter, we expanded our markets to Japan and Korea. Alibaba Cloud and SoftBank formed a joint venture to launch cloud computing services in Japan, enabling us to further expand our cloud computing platform to business customers in Japan.

Digital Media and Entertainment

Digital media and entertainment is a key component of commerce and a key piece of our Live@Alibaba vision. Consolidating the strengths of the key media investments we have made, in the June quarter we combined Youku Tudou, UCWeb and OTT TV service into a Digital Media and Entertainment unit under a unified management structure. We believe the synergies derived from this combination will accelerate development and catalyze future growth.

UCWeb has evolved from a mobile browser to a mobile media asset, offering mobile search and news feeds to over 420 million monthly active users in June. International expansion is robust. UCWeb browser is the No. 1 independent browser in India and Indonesia and is one of the world’s top three mobile browsers, according to StatCounter.

Innovation Initiatives

In early July, our mobile operating system division, YunOS, and Shanghai Automotive jointly released a pioneering Internet-enabled car, which establishes a platform for us to deliver broad Internet product offerings to passengers, such as paying at parking lots and gas stations through Alipay, smart voice control, personalized settings through Internet IDs and intelligent map.

Updates on Equity Investees

Cainiao Network — Logistics. During the June quarter, Cainiao Network’s platform enabled the delivery of an average of 42 million packages per day, which is made possible by over 1.7 million delivery and warehouse personnel and 180,000 delivery stations through Cainiao Network’s logistics partners.

Koubei — Local Services. Koubei, our local services joint venture with Ant Financial, generated RMB31 billion (US$5 billion) in payment volume transacted through Alipay during the June quarter, representing sequential growth of 48% over the prior quarter.

Free Cash Flow

In the June quarter, we generated RMB12,745 million (US$1,918 million) in non-GAAP free cash flow (see reconciliation at the end of this results announcement). Our strong cash generation provides us the flexibility to take strategic initiatives and make strategic investments.

Share Repurchase

In the June quarter, we repurchased and canceled approximately 27 million of our shares for US$2.0 billion, and the partners of Alibaba Partnership, acting collectively, purchased US$400 million of our shares, in a transaction with Softbank. This transaction was in addition to the approximately US$3.1 billion in share repurchases that we have executed since our Board of Directors authorized a US$4 billion stock buy-back plan in August 2015. As a result of these accretive buy-backs, as of June 30, 2016, we had approximately 2.50 billion shares issued and outstanding.

KEY OPERATIONAL METRICS:*

	June 30,	March 31,	June 30,	% Change
	2015	2016	2016	YoY	QoQ
China Commerce Retail:
Annual active buyers(1) (in millions)	367	423	434	18%	3%
Mobile monthly active users (MAUs)(2) (in millions)	307	410	427	39%	4%
Quarterly GMV(3) (in RMB billions)	673	742	837	24%	13%
Quarterly mobile GMV(3) (in RMB billions)	371	541	626	69%	16%
Mobile GMV as a percentage of total GMV(3)	55%	73%	75%
Cloud Computing:
Paying customers (in thousands)(4)	263	513	577	119%	12%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2016.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

(3)         For the three months ended on the respective dates.

(4)         As of the respective dates.

SUMMARY FINANCIAL RESULTS:

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)
Revenue	20,245	32,154	4,838	59%
Mobile revenue from China commerce retail	7,987	17,514	2,635	119%
Mobile revenue as a percentage of China commerce retail revenue	51%	75%

Income from operations	5,161	8,814	1,326	71%
Adjusted EBITDA(2)	10,585	14,963	2,251	41%
Adjusted EBITDA margin(2)	52%	47%
Adjusted EBITA(2)	9,803	13,759	2,070	40%
Adjusted EBITA margin(2)	48%	43%

Net income	30,816 (3)	7,142	1,075	(77	)% (3)
Non-GAAP net income(2)	9,496	12,187	1,834	28%

Diluted earnings per share/ADS (EPS)	11.92 (3)	2.94	0.44	(75	)% (3)
Non-GAAP diluted EPS(2)	3.68	4.90	0.74	33%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.6459 to US$1.00, the exchange rate on June 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segment,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         Includes disposal gains of investments and businesses in the quarter ended June 30, 2015. Excluding these gains from both periods, net income and diluted EPS would have increased 50% and 59% year-over-year, respectively.

INFORMATION ABOUT SEGMENTS

As we communicated on our Investor Day on June 14, 2016, starting from this quarter, we are reporting our operating results in four operating segments:

•                  Core commerce;

•                  Cloud computing;

•                  Digital media and entertainment; and

•                  Innovation initiatives and others.

This new presentation reflects how we manage our business to maximize efficiency in allocating resources. This presentation also provides further transparency to our various businesses that are executing different phases of growth and operating leverage trajectories.

We present the segmental information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, and are allocated, to each segment. We allocate costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to different operating segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

In discussing the operating results of these four segments, we present each segment’s revenue, income from operations and adjusted earnings before interest, taxes and amortization (EBITA) for the quarter. For comparison purposes only, we also present revenue, income from operations and adjusted EBITA for prior periods for the corresponding businesses as if segment reporting had been adopted for those prior periods. A reconciliation of income from operations to adjusted EBITA for these segments is provided below.

Our reported segments are described below:

Core commerce. The core commerce segment is comprised of marketplaces operating in retail and wholesale commerce in China and international commerce. China commerce retail primarily includes Taobao Marketplace, Tmall (including Tmall Global), Juhuasuan, Rural Taobao and merchant services. China commerce wholesale includes 1688.com. International commerce retail includes AliExpress and Lazada. International commerce wholesale includes Alibaba.com.

Cloud computing. The cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network, large scale computing, security management and other service offerings for customers in different sizes across various industries.

Digital media and entertainment. The digital media and entertainment segment operates businesses through our media properties, including UCWeb, Youku Tudou, our OTT TV service, Alibaba Music and Alibaba Sports.

Innovation initiatives and others. The innovation initiatives and others segment includes businesses such as the YunOS operating system, AutoNavi, DingTalk enterprise messaging and others.

The table below sets forth supplemental financial information of our reported segments for the periods indicated:

	Three months ended June 30, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	27,241	1,243	3,135	535	—	32,154	4,838

Income from operations	14,682	(439)	(1,853)	(1,572)	(2,004)	8,814	1,326
Add: Share-based compensation expense	1,456	280	334	520	1,104	3,694	556
Add: Amortization of intangible assets	486	1	523	165	76	1,251	188

Adjusted EBITA	16,624	(158)	(996)	(887)	(824)	13,759	2,070
Adjusted EBITA margin	61%	(13)%	(32)%	(166)%		43%

	Three months ended June 30, 2015
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	18,538	485	812	410	—	20,245

Income from operations	10,963	(553)	(1,054)	(1,434)	(2,761)	5,161
Add: Share-based compensation expense	961	184	190	651	2,009	3,995
Add: Amortization of intangible assets	99	1	321	163	63	647

Adjusted EBITA	12,023	(368)	(543)	(620)	(689)	9,803
Adjusted EBITA margin	65%	(76)%	(67)%	(151)%		48%

*                 Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

JUNE QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended June 30, 2016 was RMB32,154 million (US$4,838 million), an increase of 59% compared to RMB20,245 million in the same quarter of 2015. The increase was mainly driven by the continued revenue growth of our China commerce retail business and the consolidation of newly acquired businesses (mainly Youku Tudou and Lazada).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail	15,712	78%	23,383	3,518	73%	49%
China commerce wholesale	997	5%	1,261	190	4%	26%
International commerce retail	501	3%	1,117	168	4%	123%
International commerce wholesale	1,245	6%	1,432	216	4%	15%
Others	83	0%	48	7	0%	(42)%
Total core commerce:	18,538	92%	27,241	4,099	85%	47%

Cloud computing	485	2%	1,243	187	4%	156%
Digital media and entertainment	812	4%	3,135	472	10%	286%
Innovation initiatives and others	410	2%	535	80	1%	30%
Total	20,245	100%	32,154	4,838	100%	59%

Core commerce segment

•                  China commerce retail business

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 427 million in the month ended June 30, 2016, compared to 410 million in the month ended March 31, 2016, representing a net addition of 17 million MAUs in the quarter and a 39% increase from 307 million in the month ended June 30, 2015. The growth in mobile MAUs in this quarter was primarily due to increased adoption of mobile devices by consumers as the primary method of accessing our platforms. DAU/MAU ratio of the Taobao App was 40% in June 2016.

Annual active buyers — Our China retail marketplaces had 434 million annual active buyers in the 12 months ended June 30, 2016, compared to 423 million in the 12 months ended March 31, 2016, representing a net addition of 11 million annual active buyers from the prior quarter, and compared to 367 million in the 12 months ended June 30, 2015, representing an increase of 18% year-over-year. In addition, both the average number of orders per active buyer and the average number of categories purchased per active buyer increased in the 12 months ended June 30, 2016 compared to the same period in 2015. The continued growth in the average spend, engagement and monetization of active buyers demonstrates our ability to enhance user experience and deliver value to brands and merchants targeting our users.

GMV — GMV transacted on our China retail marketplaces in the quarter ended June 30, 2016 was RMB837 billion (US$126 billion), an increase of 24% compared to RMB673 billion in the same quarter of 2015 and, in absolute dollar terms, a year-over-year increase of RMB164 billion (US$25 billion). GMV transacted on Taobao Marketplace in the quarter ended June 30, 2016 was RMB508 billion (US$76 billion), an increase of 19% compared to the same quarter of 2015. GMV transacted on Tmall in the quarter ended June 30, 2016 was RMB329 billion (US$50 billion), an increase of 34% compared to the same quarter of 2015. Mobile GMV transacted on our China retail marketplaces in the quarter ended June 30, 2016 was RMB626 billion (US$94 billion), an increase of 69% compared to the same quarter of 2015. Mobile GMV accounted for 75% of total GMV transacted on our China retail marketplaces in this quarter, compared to 73% in the quarter ended March 31, 2016 and 55% in the quarter ended June 30, 2015. The year-over-year growth of total GMV transacted on our China retail marketplaces was driven by an increase in the number of active buyers during the quarter and also by an increase in the level of their spending.

Revenue — Revenue from our China commerce retail business in the quarter ended June 30, 2016 was RMB23,383 million (US$3,518 million), or 73% of total revenue, an increase of 49% compared to RMB15,712 million in the same quarter of 2015. This increase was primarily due to robust growth of online marketing service revenue, which grew 54% year-over-year, primarily driven by an increase in the average spending by, and the number of, brands and merchants using our marketing services, reflecting their recognition of the increased consumer engagement on our platforms. The growth of online marketing service revenue also reflected the full effect of online marketing inventory we added in May and September 2015. Commission revenue as a percentage of China commerce retail revenue was 30% in the quarter ended June 30, 2016, and grew 37% from the same quarter in 2015.

Mobile revenue from the China commerce retail business in the quarter ended June 30, 2016 was RMB17,514 million (US$2,635 million), or 75% of our China commerce retail revenue, an increase of 119% compared to RMB7,987 million, or 51% of the China commerce retail revenue, in the same quarter of 2015. The mobile monetization rate in the quarter ended June 30, 2016 reached 2.80%, surpassing the non-mobile monetization rate for the first time since we commenced mobile monetization in the fourth quarter of 2013.

As a result of the foregoing, our annual China commerce retail revenue per annual active buyer increased from RMB171 for the quarter ended June 30, 2015 to RMB202 for the quarter ended June 30, 2016, and mobile revenue per mobile MAU grew from RMB76 for the quarter ended June 30, 2015 to RMB140 for the quarter ended June 30, 2016.

*                 China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

**          Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended June 30, 2016 was RMB1,261 million (US$190 million), an increase of 26% compared to RMB997 million in the same quarter of 2015. The increase was primarily due to an increase in the average revenue from paying members and also to an increase in the number of paying members on our 1688.com platform.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended June 30, 2016 was RMB1,117 million (US$168 million), an increase of 123% compared to RMB501 million in the same quarter of 2015. The increase was primarily due to the consolidation of Lazada in mid-April 2016 and also due to the growth in revenue generated from AliExpress.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended June 30, 2016 was RMB1,432 million (US$216 million), an increase of 15% compared to RMB1,245 million in the same quarter of 2015. The increase was due to growth in revenue generated by the import/export related value-added services.

Cloud computing

Revenue from our cloud computing business in the quarter ended June 30, 2016 was RMB1,243 million (US$187 million), an increase of 156% compared to RMB485 million in the same quarter of 2015, primarily driven by an increase in the number of paying customers to 577,000, representing a year-over-year increase of 119%, and also by an increase in their spending, reflecting increased usage of services.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended June 30, 2016 was RMB3,135 million (US$472 million), an increase of 286% compared to RMB812 million in the same quarter of 2015. The increase was primarily due to the consolidation of Youku Tudou, and also to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search, news feeds and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended June 30, 2016 was RMB535 million (US$80 million), an increase of 30% compared to RMB410 million in the same quarter of 2015, primarily due to an increase in fees from Ant Financial (in relation to the SME loan business we have transferred to Ant Financial) and in YunOS revenue.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2015		2016			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	6,711	34%	11,744	1,767	37%	3%
Product development expenses	3,241	16%	3,988	600	12%	(4)%
Sales and marketing expenses	2,241	11%	3,614	544	11%	0%
General and administrative expenses	2,244	11%	2,743	413	9%	(2)%
Amortization of intangible assets	647	3%	1,251	188	4%	1%
Total costs and expenses	15,084	75%	23,340	3,512	73%	(2)%

Share-based compensation expense by function:
Cost of revenue	983	5%	894	135	3%	(2)%
Product development expenses	1,284	7%	1,276	192	4%	(3)%
Sales and marketing expenses	497	2%	447	67	1%	(1)%
General and administrative expenses	1,231	6%	1,077	162	3%	(3)%
Total share-based compensation expense	3,995	20%	3,694	556	11%	(9)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	5,728	29%	10,850	1,632	34%	5%
Product development expenses	1,957	9%	2,712	408	8%	(1)%
Sales and marketing expenses	1,744	9%	3,167	477	10%	1%
General and administrative expenses	1,013	5%	1,666	251	6%	1%
Amortization of intangible assets	647	3%	1,251	188	4%	1%
Total costs and expenses excluding share-based compensation expenses	11,089	55%	19,646	2,956	62%	7%

Cost of revenue — Cost of revenue in the quarter ended June 30, 2016 was RMB11,744 million (US$1,767 million), compared to RMB6,711 million in the same quarter of 2015. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 29% in the quarter ended June 30, 2015 to 34% in the quarter ended June 30, 2016. This increase was primarily due to an increase in costs associated with our newly consolidated businesses, including Youku Tudou and Lazada, as well as costs associated with Tmall Supermarket.

Product development expenses — Product development expenses in the quarter ended June 30, 2016 were RMB3,988 million (US$600 million), compared to RMB3,241 million in the same quarter of 2015. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 9% in the quarter ended June 30, 2015 to 8% in the quarter ended June 30, 2016.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended June 30, 2016 were RMB3,614 million (US$544 million), compared to RMB2,241 million in the same quarter of 2015. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in the quarter ended June 30, 2015 to 10% in the quarter ended June 30, 2016, primarily due to the consolidation of Youku Tudou.

General and administrative expenses — General and administrative expenses in the quarter ended June 30, 2016 were RMB2,743 million (US$413 million), compared to RMB2,244 million in the same quarter of 2015. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 5% in the quarter ended June 30, 2015 to 6% in the quarter ended June 30, 2016, primarily due to the consolidation of Lazada and Youku Tudou.

Share-based compensation expense — Share-based compensation expense as percentage of revenue decreased to 11% in the quarter ended June 30, 2016 from 20% in same quarter of 2015. Total share-based compensation expense included in cost and expense items above in the quarter ended June 30, 2016 was RMB3,694 million (US$556 million), a decrease of 8% compared to RMB3,995 million in the same quarter of 2015. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	June 30, 2015		March 31, 2016		June 30, 2016			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	1,782	9%	2,966	12%	2,457	370	7%	38%	(17)%
- Ant Financial employees and other consultants(1)	214	1%	198	1%	234	35	1%	9%	18%
Ant Financial share-based awards granted to our employees(1)	1,970	10%	1,338	6%	873	131	3%	(56)%	(35)%
Others	29	0%	51	0%	130	20	0%	348%	155%
Total share-based compensation expense	3,995	20%	4,553	19%	3,694	556	11%	(8)%	(19)%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees decreased in this quarter compared to the previous quarter. This decrease primarily reflected annual performance-based equity awards that became vested and ceased to incur share-based compensation expense during this quarter.

Share-based compensation expense related to Ant Financial share-based awards granted to our employees decreased in this quarter compared to the previous quarter. The decrease was primarily a result of the revaluation in the previous quarter of the fair value of Ant Financial shares.

We expect that our share-based compensation expense will continue to be affected by changes in fair value of our shares and Ant Financial shares, as well as the quantity of awards we grant to our employees and consultants in the future. Due to the accounting treatment of Ant Financial share-based awards granted to our employees, if the fair value of Ant Financial equity continues to increase in the future, our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended June 30, 2016 was RMB1,251 million (US$188 million), an increase of 93% from RMB647 million in the same quarter of 2015. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments, including Youku Tudou and Lazada.

Income from operations

Income from operations in the quarter ended June 30, 2016 was RMB8,814 million (US$1,326 million), or 27% of revenue, an increase of 71% compared to RMB5,161 million, or 25% of revenue, in the same quarter of 2015.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 41% to RMB14,963 million (US$2,251 million) in the quarter ended June 30, 2016, compared to RMB10,585 million in the same quarter of 2015. Adjusted EBITDA margin decreased to 47% in the quarter ended June 30, 2016 from 52% in the same quarter of 2015. Excluding the results of Youku Tudou and Lazada, adjusted EBITDA margin would have been 53% in the quarter ended June 30, 2016. A reconciliation of net income to adjusted EBITDA is included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures and lower margins, we expect that our margin will be negatively impacted by these new businesses.

Adjusted EBITA and adjusted EBITA margin by segment

Adjusted EBITA and adjusted EBITA margin by segment are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended June 30,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	12,023	65%	16,624	2,501	61%
Cloud computing	(368)	(76)%	(158)	(24)	(13)%
Digital media and entertainment	(543)	(67)%	(996)	(150)	(32)%
Innovation initiatives and others	(620)	(151)%	(887)	(133)	(166)%
Unallocated	(689)	—	(824)	(124)	—
Total	9,803	48%	13,759	2,070	43%

Core commerce segment — Adjusted EBITA increased by 38% to RMB16,624 million (US$2,501 million) in the quarter ended June 30, 2016, compared to RMB12,023 million in the same quarter of 2015. Adjusted EBITA margin decreased by 4% to 61% in the quarter ended June 30, 2016 from 65% in the same quarter of 2015, primarily due to the consolidation of Lazada, investments in Tmall Supermarket and other new business initiatives, partially offset by operating leverage.

Cloud computing segment — Adjusted EBITA in the quarter ended June 30, 2016 was a loss of RMB158 million (US$24 million), compared to a loss of RMB368 million in the same quarter of 2015. Adjusted EBITA margin significantly improved to negative 13% in the quarter ended June 30, 2016 from negative 76% in the quarter ended June 30, 2015, primarily due to robust growth in cloud computing revenue and economies of scale.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended June 30, 2016 was a loss of RMB996 million (US$150 million), compared to a loss of RMB543 million in the same quarter of 2015. Adjusted EBITA margin improved to negative 32% in the quarter ended June 30, 2016 from negative 67% in the quarter ended June 30, 2015, primarily due to improved margins at UCWeb driven by the increase in revenue from mobile value-added services.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended June 30, 2016 was a loss of RMB887 million (US$133 million), compared to a loss of RMB620 million in the same quarter of 2015. Adjusted EBITA margin was negative 166% in the quarter ended June 30, 2016, compared to negative 151% in the quarter ended June 30, 2015, primarily due to our investments in AutoNavi and new products such as DingTalk.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2016 was RMB750 million (US$113 million), a significant decrease from RMB27,382 million in the same quarter of 2015. Interest and investment income, net in the quarter ended June 30, 2015 included a non-recurring deemed disposal gain of RMB24,734 million arising from deconsolidation of Alibaba Pictures and revaluation gains on certain investments of RMB1,354 million.

Other income or loss, net

Other income, net in the quarter ended June 30, 2016 was RMB1,763 million (US$265 million), compared to RMB551 million in the same quarter of 2015. The increase was primarily due to an increase in foreign exchange gains. Such amounts included royalty fees and software technology service fees received from Ant Financial of RMB372 million (US$56 million) in the quarter ended June 30, 2016, compared to RMB364 million in the same quarter of 2015.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2016 were RMB2,091 million (US$314 million), an increase of 50% compared to RMB1,394 million in the same quarter of 2015. Our effective tax rate was 20% in the quarter ended June 30, 2016, compared to 18% in the same quarter of 2015 without giving effect to the non-taxable deemed disposal gain arising from the deconsolidation of Alibaba Pictures. Excluding share-based compensation expense, impairment of investments and other unrealized investment gain/loss, our effective tax rate would have been 15% in the quarter ended June 30, 2016.

Share of results of equity investees

Share of losses of equity investees in the quarter ended June 30, 2016 was RMB1,468 million (US$221 million), an increase of 106% compared to RMB712 million in the previous quarter. We record our share of results of equity investees one quarter in arrears. Share of results of equity investee in the quarter ended June 30, 2016 consisted of the following:

	Three months ended
	June 30, 2015	March 31, 2016	June 30, 2016
	RMB	RMB	RMB	US$
	(in millions)
Share of losses of equity investees:
- Koubei	—	(762)	(245)	(37)
- Youku Tudou	(95)	(152)	—	—
- Cainiao Network	(59)	(94)	(227)	(34)
- Other equity investees	(140)	(102)	(264)	(40)
Dilution gains (losses)	79	745	(239)	(36)
Others*	(192)	(347)	(493)	(74)
Total	(407)	(712)	(1,468)	(221)

*                 Others mainly include amortization of intangible assets of equity investees, share-based compensation expenses and impairment charges.

The increase in share of losses of equity investees during the quarter ended June 30, 2016 compared to the previous quarter was primarily due to an accounting loss related to dilution of our ownership interest in Weibo (as a result of its issuance of share-based compensation) and an increase in losses of Cainiao Network (relating to its share-based compensation) and other investees, partially offset by a decrease in loss of Koubei in the quarter ended June 30, 2016.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2016 was RMB7,142 million (US$1,075 million), a decrease of 77% compared to RMB30,816 million in the same quarter of 2015 (which included a non-recurring deemed disposal gain of RMB24,734 million arising from deconsolidation of Alibaba Pictures). Excluding the non-recurring deemed disposal gain, share-based compensation and certain other items, non-GAAP net income in the quarter ended June 30, 2016 was RMB12,187 million (US$1,834 million), an increase of 28% compared to RMB9,496 million in the same quarter of 2015. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2016 was RMB7,550 million (US$1,136 million), a decrease of 76% compared to RMB30,843 million in the same quarter of 2015 (which included a non-recurring deemed disposal gain of RMB24,734 million arising from deconsolidation of Alibaba Pictures).

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended June 30, 2016 was RMB2.94 (US$0.44) on a weighted average of 2,568 million diluted shares outstanding during the quarter, a decrease of 75% compared to RMB11.92 on a weighted average of 2,588 million diluted shares outstanding during the same quarter of 2015 (which included a non-recurring deemed disposal gain of RMB24,734 million, or RMB9.56 per diluted share, arising from deconsolidation of Alibaba Pictures). Excluding the non-recurring deemed disposal gain, share-based compensation and certain other items, non-GAAP diluted EPS in the quarter ended June 30, 2016 was RMB4.90 (US$0.74), compared to RMB3.68 in the same quarter of 2015. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalent and short-term investments

As of June 30, 2016, cash, cash equivalents and short-term investments were RMB89,416 million (US$13,454 million), compared to RMB111,518 million as of March 31, 2016. The decrease in cash, cash equivalent and short-term investments during the quarter ended June 30, 2016 was due to net cash used for investments and acquisitions, as closings of acquisitions of Youku Tudou and Lazada and investment in Suning Commerce, as well as the share repurchase from SoftBank, occurred in the quarter, partially offset by cash proceeds from bank borrowings and free cash flow generated from operations.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended June 30, 2016 was RMB14,958 million (US$2,251 million), an increase of 44% compared to RMB10,400 million in the same quarter of 2015. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2016 was RMB12,745 million (US$1,918 million), compared to RMB9,548 million in the same quarter of 2015. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2016, net cash used in investing activities of RMB61,468 million (US$9,249 million) mainly included investments and acquisitions of RMB64,392 million (US$9,689 million), including acquisitions of Youku Tudou and Lazada and investment in Suning Commerce, as well as capital expenditures of RMB3,259 million (US$490 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB465 million (US$70 million).

Employees

As of June 30, 2016, we had a total of 46,228 employees, compared to 36,446 as of March 31, 2016 and 34,433 as of June 30, 2015. The increase in the number of employees was primarily due to the consolidation of Lazada and Youku Tudou.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on August 11, 2016.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 54206176

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 54206176).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on August 11, 2016.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest retail commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce and engage with hundreds of millions of consumers and other businesses.

CONTACTS

Investor Relations Contact

Mabel Hsu

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow; and for our segment results, adjusted EBITA (including adjusted EBITA margin).  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income, net, interest expenses, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents income (loss) from operations (which excludes interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expenses and amortization, that we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of the SME loan business (which we transferred to Ant Financial in February 2015) and others.  We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in millions, except per share data)
Revenue	20,245	32,154	4,838
Cost of revenue	(6,711)	(11,744)	(1,767)
Product development expenses	(3,241)	(3,988)	(600)
Sales and marketing expenses	(2,241)	(3,614)	(544)
General and administrative expenses	(2,244)	(2,743)	(413)
Amortization of intangible assets	(647)	(1,251)	(188)

Income from operations	5,161	8,814	1,326
Interest and investment income, net	27,382	750	113
Interest expense	(477)	(626)	(94)
Other income, net	551	1,763	265

Income before income tax and share of results of equity investees	32,617	10,701	1,610
Income tax expenses	(1,394)	(2,091)	(314)
Share of results of equity investees	(407)	(1,468)	(221)

Net income	30,816	7,142	1,075
Net loss attributable to noncontrolling interests	27	408	61

Net income attributable to ordinary shareholders	30,843	7,550	1,136

Earnings per share attributable to ordinary shareholders
Basic	12.45	3.05	0.46
Diluted	11.92	2.94	0.44

Weighted average number of share used in calculating net income per ordinary share
Basic	2,477	2,473
Diluted	2,588	2,568

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in millions)
Core commerce(i)	18,538	27,241	4,099
Cloud computing(ii)	485	1,243	187
Digital media and entertainment(iii)	812	3,135	472
Innovation initiatives and others(iv)	410	535	80

Total	20,245	32,154	4,838

(i)                         Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com and Lazada.com.

(ii)                      Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(iii)                   Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(iv)                  Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2016	2016
	RMB	RMB	US$
	(note)
	(in millions)
Assets
Current assets:
Cash and cash equivalents	106,818	82,246	12,375
Short-term investments	4,700	7,170	1,079
Restricted cash and escrow receivables	1,346	508	76
Investment securities	4,178	2,672	402
Prepayments, receivables and other assets(i)	16,993	20,492	3,084
Total current assets	134,035	113,088	17,016

Investment securities	29,392	25,775	3,878
Prepayments, receivables and other assets(i)	5,837	4,996	752
Investment in equity investees	91,461	117,100	17,620
Property and equipment, net	13,629	15,791	2,376
Land use rights	2,876	4,770	718
Intangible assets	5,370	14,236	2,142
Goodwill	81,645	114,214	17,186
Total assets	364,245	409,970	61,688

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	4,304	4,684	705
Income tax payable	2,790	2,348	353
Accrued expenses, accounts payable and other liabilities	27,334	33,620	5,059
Merchant deposits	7,314	7,609	1,145
Deferred revenue and customer advances	10,297	12,577	1,892
Total current liabilities	52,039	60,838	9,154

Deferred revenue	418	455	69
Deferred tax liabilities	6,471	8,469	1,274
Non-current bank borrowings	1,871	21,692	3,264
Unsecured senior notes(i)	51,391	52,818	7,947
Other liabilities	2,166	2,602	392
Total liabilities	114,356	146,874	22,100

(i)       Certain reclassifications in prepayments, receivables and other assets and unsecured senior notes as of March 31, 2016 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2017.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2016	2016
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—

Mezzanine equity	350	4,424	666

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	132,206	150,553	22,654
Treasury shares at cost	—	(2,823)	(425)
Restructuring reserve	(888)	(822)	(124)
Subscription receivables	(172)	(272)	(41)
Statutory reserves	3,244	3,522	530
Accumulated other comprehensive income	3,844	2,096	316
Retained earnings	78,752	72,992	10,983

Total Alibaba Group Holding Limited shareholders’ equity	216,987	225,247	33,893
Noncontrolling interests	32,552	33,425	5,029

Total equity	249,539	258,672	38,922

Total liabilities, mezzanine equity and equity	364,245	409,970	61,688

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities	10,400	14,958	2,251
Net cash used in investing activities	(15,592)	(61,468)	(9,249)
Net cash provided by financing activities	1,111	21,312	3,206
Effect of exchange rate changes on cash and cash equivalents	(48)	626	94

Decrease in cash and cash equivalents	(4,129)	(24,572)	(3,698)
Cash and cash equivalents at beginning of period	108,193	106,818	16,073

Cash and cash equivalents at end of period	104,064	82,246	12,375

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in millions)
Net income	30,816	7,142	1,075
Less: Interest and investment income, net	(27,382)	(750)	(113)
Add: Interest expense	477	626	94
Less: Other income, net	(551)	(1,763)	(265)
Add: Income tax expenses	1,394	2,091	314
Add: Share of results of equity investees	407	1,468	221
Income from operations	5,161	8,814	1,326
Add: Share-based compensation expense	3,995	3,694	556
Add: Amortization of intangible assets	647	1,251	188
Adjusted EBITA	9,803	13,759	2,070
Add: Depreciation and amortization of property and equipment and land use rights	782	1,204	181
Adjusted EBITDA	10,585	14,963	2,251

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in millions)

Net income	30,816	7,142	1,075
Add: Share-based compensation expense	3,995	3,694	556
Add: Amortization of intangible assets	647	1,251	188
Add: Impairment of goodwill and investments	60	77	12
Less: Gain on deemed disposals/disposals/ revaluation of investments and others	(26,088)	(43)	(7)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	66	10

Non-GAAP net income	9,496	12,187	1,834

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	30,843	7,550	1,136
Add: Non-GAAP adjustments to net income(a)	(21,320)	5,045	759

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	9,523	12,595	1,895

Weighted average number of shares on a diluted basis	2,588	2,568
Diluted EPS(b)	11.92	2.94	0.44
Add: Non-GAAP adjustments to net income per share(c)	(8.24)	1.96	0.30

Non-GAAP diluted EPS(d)	3.68	4.90	0.74

(a)                       See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)                       Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)                        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)                       Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	10,400	14,958	2,251
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,130)	(2,794)	(420)
Add: Changes in loan receivables, net and others	278	581	87

Free cash flow	9,548	12,745	1,918

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	380	494	381	427	438	563	449	508
Tmall GMV	176	293	219	246	275	401	293	329
Total GMV	556	787	600	673	713	964	742	837

Mobile GMV (as a percentage of total GMV)	36%	42%	51%	55%	62%	68%	73%	75%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in millions)
Annual active buyers	307	334	350	367	386	407	423	434

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in millions of RMB, except percentages)
China retail Marketplaces:
GMV	555,666	787,047	600,092	673,198	712,933	964,317	741,937	837,043
Mobile GMV	199,054	326,889	303,772	370,578	440,113	651,139	541,024	625,715
as a percentage of GMV	36%	42%	51%	55%	62%	68%	73%	75%

Revenue	12,769	21,275	13,049	15,712	17,267	28,714	18,340	23,383
Mobile revenue	3,719	6,420	5,247	7,987	10,520	18,746	13,084	17,514
as a percentage of revenue	29%	30%	40%	51%	61%	65%	71%	75%

Monetization rate	2.30%	2.70%	2.17%	2.33%	2.42%	2.98%	2.47%	2.79%
Mobile monetization rate	1.87%	1.96%	1.73%	2.16%	2.39%	2.88%	2.42%	2.80%

	The month ended
	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in millions)
Mobile MAUs	217	265	289	307	346	393	410	427

Revenue per active buyer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active buyer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	166	168	171	171	174	184	189	202
Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	39	52	62	76	87	108	123	140

(1)                                 China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

(2)                                 Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.